SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-35838

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Marin Software Incorporated
Former Name if Applicable:	Not Applicable
Address of Principal Executive Office (Street and Number): City, State and Zip Code:	149 New Montgomery St., 4th Floor, San Francisco, CA 94105

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

Marin Software Incorporated (the “Company” or “we,” “us” and “our”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Annual Report”) by the prescribed filing date or the 15-day extension permitted by the rules of the Securities and Exchange Commission because the Company’s management is focused on negotiations with a private party (the “Potential Buyer”) concerning a potential sale of substantially all of the Company’s assets (the “Potential Transaction”), to be immediately followed by a statutory dissolution under the Delaware General Corporate Law (the “DGCL”) and liquidation of the Company.

The signing of a definitive agreement concerning the Potential Transaction is subject to the Potential Buyer’s ongoing due diligence, completion of the negotiation of the transaction terms and documents, satisfaction of pre-signing conditions, including third party consents and finalization of the assumed assets and liabilities, and approval of transaction documents by both parties. There can be no assurance that the any definitive agreement for a Potential Agreement will be executed, or that the Potential Transaction will ultimately be successful, as it will also be subject to closing conditions, including approval of the Company’s stockholders.

If the Company is unable to execute an agreement for a Potential Transaction soon, it will be necessary to pursue a statutory dissolution under the DGCL and liquidation in the near future, where holders of the Company’s common stock may receive little or no recovery for their shares of common stock. In parallel, the Company is also preparing for a statutory dissolution under the DGCL and liquidation in the event we cannot execute an agreement for the Potential Transaction, which we would plan to approve in the first half of April 2025, and we have engaged advisors to help the Company prepare for a potential statutory dissolution under the DGCL and liquidation. Even if the Company completes the Potential Transaction, the amount stockholders receive in liquidation will likely be limited.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Robert Bertz	415	399-2580
Name	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited Results of Operations for the Year Ended December 31, 2024

The Company incurred a net loss of $8.6 million during the year ended December 31, 2024, primarily made up of revenue of $16.7 million, cost of sales of $6.8 million and operating expenses of $18.5 million. As of December 31, 2024, the Company had cash and cash equivalents of $4.4 million.

Based on the funds we have available as of the date hereof and our history of recurring losses and negative operating cash flows, there is substantial doubt raised about our ability to continue as a going concern. Our ability to continue as a going concern is substantially dependent upon our ability to achieve its intended business objectives. If we are unable to achieve our intended business objectives, we will be required to initiate further cost savings activities, extend payment terms with suppliers, liquidate assets where possible, or wind-up operations. These actions could materially impact our business, results of operations and future prospects. Therefore, there is substantial doubt about our ability to continue as a going concern for one year after the date hereof.

The preliminary amounts reported above have not been reviewed or audited by the Company’s independent registered public accounting firm. The Company believes that its results contained herein for the fiscal year ended December 31, 2024 are materially correct; however, because management's review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change.

Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements that reflect, when made, the Company’s current views with respect to current events and financial performance. These forward-looking statements are within the meaning of Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding expected timing of filing the Annual Report, financial results for the year ended December 31, 2024, the Company’s future liquidity needs, any statements about the timing or terms of the signing or closing of any transaction, any amounts that shareholders may receive in any dissolution, and and/or statements preceded by, followed by or that include the words “intends,” “expects,” “estimates,” “plans,” or similar expressions. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

Marin Software Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025	By:	/s/ Robert Bertz
Robert Bertz
Chief Financial Officer